# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immunic, Inc., CIK 0001280776
CUSIP: 4525EP101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1200 Avenue of the Americas, Suite 200, New York, New York (NY), 10036
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 29,126,906; shared voting power 0; sole dispositive power 29,126,906; shared dispositive power 0; aggregate amount beneficially owned 29,126,906 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 14,563,453 shares of common stock, par value $0.0001 per share (the "Common Stock") of Immunic, Inc. (the "Issuer"), which are issuable upon the exercise of pre-funded warrants within 60 days hereof, and (ii) 14,563,453 shares of Common Stock of the Issuer, which are issuable upon the exercise of warrants, reasonably expected to be within 60 days hereof. The pre-funded warrants and warrants are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage reported in row 11 herein is based on 130,464,825 shares of Common Stock of the Issuer outstanding as of February 19, 2026. The pre-funded warrants and the warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include the full amount of pre-funded warrants and warrants held by the reporting person, without giving effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 29,126,906; shared voting power 0; sole dispositive power 29,126,906; shared dispositive power 0; aggregate amount beneficially owned 29,126,906 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 14,563,453 shares of Common Stock of the Issuer, which are issuable upon the exercise of pre-funded warrants within 60 days hereof, and (ii) 14,563,453 shares of Common Stock of the Issuer, which are issuable upon the exercise of warrants, reasonably expected to be within 60 days hereof. The pre-funded warrants and warrants are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage reported in row 11 herein is based on 130,464,825 shares of Common Stock of the Issuer outstanding as of February 19, 2026. The pre-funded warrants and the warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include the full amount of pre-funded warrants and warrants held by the reporting person, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,942,094; shared voting power 0; sole dispositive power 2,942,094; shared dispositive power 0; aggregate amount beneficially owned 2,942,094 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 1,471,047 shares of Common Stock of the Issuer, which are issuable upon the exercise of pre-funded warrants within 60 days hereof, and (ii) 1,471,047 shares of Common Stock of the Issuer, which are issuable upon the exercise of warrants, reasonably expected to be within 60 days hereof. The pre-funded warrants and warrants are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage reported in row 11 herein is based on 130,464,825 shares of Common Stock of the Issuer outstanding as of February 19, 2026. The pre-funded warrants and the warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include the full amount of pre-funded warrants and warrants held by the reporting person, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,942,094; shared voting power 0; sole dispositive power 2,942,094; shared dispositive power 0; aggregate amount beneficially owned 2,942,094 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 1,471,047 shares of Common Stock of the Issuer, which are issuable upon the exercise of pre-funded warrants within 60 days hereof, and (ii) 1,471,047 shares of Common Stock of the Issuer, which are issuable upon the exercise of warrants, reasonably expected to be within 60 days hereof. The pre-funded warrants and warrants are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage reported in row 11 herein is based on 130,464,825 shares of Common Stock of the Issuer outstanding as of February 19, 2026. The pre-funded warrants and the warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein include the full amount of pre-funded warrants and warrants held by the reporting person, without giving effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Immunic, Inc.
Address of issuer's principal executive offices: 1200 Avenue of the Americas, Suite 200, New York, New York 10036

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 29,126,906 shares of the Issuer's securities, consisting of (i) 14,563,453 shares of Common Stock of the Issuer, which are issuable upon the exercise of pre-funded warrants within 60 days hereof, and (ii) 14,563,453 shares of Common Stock of the Issuer, which are issuable upon the exercise of warrants, reasonably expected to be within 60 days hereof. These securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 2,942,094 shares of the Issuer's securities, consisting of (i) 1,471,047 shares of Common Stock of the Issuer, which are issuable upon the exercise of pre-funded warrants within 60 days hereof, and (ii) 1,471,047 shares of Common Stock of the Issuer, which are issuable upon the exercise of warrants, reasonably expected to be within 60 days hereof. These securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The pre-funded warrants and the warrants contain provisions that prevent these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 herein include the full amount of pre-funded warrants and warrants held by the reporting person, without giving effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 9.99%
Vivo Opportunity, LLC: 9.99%
Vivo Opportunity Cayman Fund, L.P.: 9.99%
Vivo Opportunity Cayman, LLC: 9.99%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 29,126,906 shares
Vivo Opportunity, LLC: 29,126,906 shares
Vivo Opportunity Cayman Fund, L.P.: 2,942,094 shares
Vivo Opportunity Cayman, LLC: 2,942,094 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 29,126,906 shares
Vivo Opportunity, LLC: 29,126,906 shares
Vivo Opportunity Cayman Fund, L.P.: 2,942,094 shares
Vivo Opportunity Cayman, LLC: 2,942,094 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (02/20/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (02/20/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (02/20/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (02/20/2026)